UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-34155

(Check One):       ◻  Form 10-K  ◻  Form 20-F  ◻  Form 11-K  ⌧  Form10-Q  ◻  Form 10-D  ◻  Form N-CEN  ◻  Form N-CSR

For Period Ended:  March 31, 2020

◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I – REGISTRANT INFORMATION

First Savings Financial Group, Inc.

Full Name of Registrant

N/A

Former Name, if Applicable

702 North Shore Drive, Suite 300

Address of Principal Executive Office (Street and Number)

Jeffersonville, Indiana 47130

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

First Savings Financial Group, Inc. (the “Company”) is unable to file its Form 10-Q for the Quarterly Period ended March 31, 2020 within the prescribed time period due to delay in receiving third-party valuation data needed to calculate the fair value of the Company’s available-for-sale securities portfolio at March 31, 2020.

PART IV – OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:

Anthony A. Schoen               (812)                   283-0724
(Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).⌧  Yes◻  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?⌧  Yes◻  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss attributable to the Company of $627,000 for the three months ended March 31, 2020, compared to net income attributable to the Company of $3.5 million for the three months ended March 31, 2019.  The net loss is primarily the result of a $4.0 million net loss recorded for the Company’s mortgage banking segment and a provision for loan losses of $1.7 million. The net loss for the mortgage banking segment is primarily the result of unfavorable market value movements related to forward mortgage loan sale contracts, interest rate lock commitments, loans held for sale and mortgage servicing assets towards the end of the quarter and due primarily to market disruptions arising from the novel COVID-19 pandemic.  The increase in the provision for loan losses included changes to qualitative factors within the allowance for loan losses calculation related to economic uncertainties surrounding COVID-19.

First Saving Financial Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 11, 2020                   By: /s/ Anthony A. Schoen
 Anthony A. Schoen
 Chief Financial Officer